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TORYS LLP
-----------------                  237 Park Avenue      Andrew Beck
NEW YORK  TORONTO                  New York, New York   Direct Tel. 212.880.6010
                                   10017.3142           abeck@torys.com

                                   TEL 212.880.6000
                                   FAX 212.682.0200

                                   www.torys.com



                                                 December 6, 2004


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
U.S.A.


Attention:  Ms. Peggy Fisher

            RE: OCCULOGIX, INC. REGISTRATION STATEMENT ON FORM S-1, AMENDMENT NO. 3 COMMISSION FILE NO. 333-118204 FILED ON NOVEMBER 16, 2004


     On behalf of our client, OccuLogix, Inc. (the "Company"), we transmit for your review Amendment No. 4 to the Registration Statement on Form S-1 (the "Fourth Amended Form S-1") of the Company, which amends Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-118204) (the "Amended Form S-1") of the Company filed on November 16, 2004.

     The Fourth Amended Form S-1 reflects changes made in response to the comment letter received from the Staff of the Securities and Exchange Commission (the "Commission"), dated November 23, 2004 (the "Comment Letter"). The page numbers referenced in the responses included in this letter refer to the enclosed marked EDGAR submission of the Fourth Amended Form S-1. This letter provides responses and supplemental information in response to the comments of the Staff and is keyed to the headings and comment numbers contained in the Comment Letter.

GENERAL

1. WE NOTE YOUR RESPONSE TO COMMENT 4. CONFIRM SUPPLEMENTALLY, IF TRUE, THAT DR. MACHAT HAS NO EQUITY INTEREST IN TLC OR OCCULOGIX, OR EXPAND TO DISCLOSE. ALSO DISCLOSE HIS OWNERSHIP INTEREST IN RHEO THERAPEUTICS, INC.

     The Company supplementally advises that Dr. Machat has no equity interest in the Company. The Company has been advised that Dr. Machat owns 25% of Rheo Therapeutics, Inc. and less than 5% of TLC Vision Corporation. The Company has revised the disclosure on pages 2 and 46 of the prospectus.



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2.   WE NOTE YOUR RESPONSE TO COMMENT 5. WE ALSO NOTE THAT DR. MACHAT IS THE
     FOUNDER AND SHAREHOLDER OF YOUR PARENT AND HAS INTEREST IN THE SUCCESS OF YOUR BUSINESS AND THIS OFFERING AS A MAJOR DISTRIBUTOR OF YOUR PRODUCTS AND TREATMENTS. WE ASSUME YOU WILL TAKE WHATEVER STEPS YOU DEEM APPROPRIATE TO REDUCE THE LIKELIHOOD THAT THE TIMING OF THIS OFFERING COULD BE ADVERSELY AFFECTED BY PRESS COVERAGE THAT HAS THE EFFECT OF CONDITIONING THE MARKET FOR YOUR SECURITIES.

     The Company takes the Staff's comment under advisement. The Company has engaged in discussions with Dr. Machat to reduce the likelihood that the timing of this offering could be adversely affected by press coverage that has the effect of conditioning the market for the Company's securities.

USE OF PROCEEDS

3. STATE THE AMOUNT OF THE PROCEEDS THAT WILL BE PAID TO AFFILIATES FOR INVENTORY PURCHASES AND ANY OTHER USES.

     In response to the Staff's comments, the Company has revised the disclosure in the prospectus on page 25.

LIQUIDITY AND CAPITAL RESOURCES - PAGE 37

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4.   WE NOTE THAT YOU HAVE MADE COMMITMENTS TO BUY APPROXIMATELY $20.9 MILLION
     WORTH OF OCTONOVA PUMPS AND $15.2 MILLION OF RHEOFILTERS, WHILE YOU HAVE ALLOCATED ONLY UP TO $10.5 MILLION FROM THIS OFFERING TO PURCHASE INVENTORY OF COMPONENTS. PLEASE ADD A RISK FACTOR DISCUSSING THE EFFECT THESE COMMITMENTS MAY HAVE ON YOUR LIQUIDITY.

     In response to the Staff's comments, the Company has revised the disclosure in the prospectus on page 12.

PRINCIPAL AND SELLING STOCKHOLDERS - PAGE 83

5. PLEASE DESCRIBE ANY MATERIAL RELATIONSHIP THE SELLING SECURITY HOLDERS HAS HAD WITH YOU WITHIN THE PAST THREE YEARS. SEE ITEM 507 OF REGULATION S-K.

     In response to the Staff's comment, the Company has revised the disclosure in the prospectus on page 85.


6. PLEASE ADD SEPARATE COLUMNS TO THE TABLE PRESENTING THE AMOUNT TO BE OFFERED BY EACH SECURITY HOLDER AND THE ADDITIONAL AMOUNT EACH WILL OFFER IF THE OVERALLOTMENT OPTION IS EXERCISED IN FULL. SEE ITEM 507 OF REGULATION S-K.



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     In response to the Staff's comment, the Company has revised the disclosure in the prospectus on pages 83, 84 and 85.

7. PLEASE DISCLOSE WHETHER ANY OF THE ENTITIES THAT ARE SELLING SHAREHOLDERS ARE REGISTERED BROKER-DEALERS OR AFFILIATES OF REGISTERED BROKER-DEALERS. IF ANY OF THE SELLING STOCKHOLDERS ARE BROKER-DEALERS AND THEY ACQUIRED SHARES OTHERWISE THAN AS COMPENSATION FOR INVESTMENT BANKING SERVICES, PLEASE NAME THEM AS UNDERWRITERS.

     The Company supplementally advises the Staff that based on questionnaires completed by the selling stockholders, none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.



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8.   PLEASE IDENTIFY THE NATURAL PERSON OR PERSONS WHO EXERCISE VOTING AND/OR
     DISPOSITIVE POWERS OVER THE SHARES HELD OF RECORD BY EACH LEGAL ENTITY THAT IS A SELLING STOCKHOLDER.

     In response to the Staff's comment, the Company has revised the disclosure in the prospectus on pages 83, 84 and 85 based on questionnaires completed by the selling stockholders.

9. PLEASE SUPPLEMENTALLY EXPLAIN WHY ALL OF THE SHAREHOLDERS LISTED HERE SHARE THE SAME ADDRESS.

     In response to the Staff's comment, the Company has revised the disclosure in the prospectus on page 83 to disclose the addresses for the directors, officers and 5% stockholders.

UNDERWRITING - PAGE 93

10. WE NOTE THAT THE UNDERWRITERS HAVE RESERVED UP TO FIVE PERCENT OF THE SHARES FOR SALE DIRECTLY TO YOUR DIRECTORS, OFFICERS, EMPLOYEES AND OTHER ASSOCIATES. PLEASE SUPPLEMENTALLY ADVISE US HOW YOUR DIRECTED SHARE PROGRAM WORKS. ALSO, PROVIDE US WITH ANY MATERIALS GIVEN TO POTENTIAL PURCHASERS OF THE RESERVED SHARES.



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     At the request of the Company, the underwriters intend to reserve up to 5%
     of the Company's common stock being sold in this offering for sale at the initial public offering price to directors, officers or employees, or persons who are otherwise associated with the Company through a directed share program. Citigroup Global Markets Inc. ("Citigroup") will be administering the directed share program for persons located in the United States and Hampton Securities will be administering the program for persons located in Canada. The materials that we are providing to the Staff as Annex A to this letter represent Citigroup Global Markets Inc.'s form of directed share program materials that have previously been reviewed by Kristina S. Wyatt of the Staff.* (*Note: Citigroup has recently added to the DSP package a "Conflicts Clearance Letter" which is to be completed by persons identified by the Company as having "business relationships" with the Company. These persons require approval by their own management in order to be considered for participation.)

     There are approximately 40 people who have been asked to be invited by the Company in the United States and there are approximately 35 people who have been asked to be invited in Canada.


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     The Company and Citigroup Global Markets Inc. believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type.

     The Company is distributing the directed share program materials to potential purchasers together with Preliminary Prospectus. The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the program who is not a senior officer or director of the Company to agree that for a period of 25 days from the date of the Prospectus, such purchaser will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of its common stock purchased in the directed share program. Officers or directors of the Company will be subject to the 180 day underwriters lock-up for any shares purchased through the program.

     The Company and Citigroup Global Markets Inc. will work together to operate the directed share program. The Company alone created the invitation list and the Company will allocate shares to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the shares.

     Citigroup Global Markets Inc. and the Company will employ the following procedures in making the offering under the directed share program:


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     o    The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials, including the Preliminary Prospectus, to potential purchasers.

     o If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup Global Markets Inc. will be at the Company's executive offices on specified dates to accept such delivery) the Indication of Interest ("IOI") Form, the NASD IPO Questionnaire (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), the Form W-9 and the Lock-Up Agreement so that they are received by Citigroup Global Markets Inc. on a specified date. A Conflicts Clearance Letter has been requested of all persons identified as having business relationships with the Company. The Conflicts Clearance Letter requests that the invited person get clearance from THEIR management to participate in the offering.


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     o    When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person's continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, such person intends to purchase and the person's account number.

     o Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the Final Prospectus and a written confirmation of the offer and sale.

     o Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup Global Markets Inc. by the settlement date, which will be six days after the pricing date and, in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, the disclosure of such long-dated settlement has been made in the prospectus. The Company will reallocate any potential purchaser's shares to other


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          directed share program participants if Citigroup Global Markets Inc.
          does not receive the potential purchaser's payment by the settlement date. If all of such potential purchasers' shares are not purchased by other directed share program participants, then Citigroup will notify the Company of the same and Citigroup will then sell such shares into the open market.

     o The Company also intends to allow participants based in the United States to participate through a website maintained by Citigroup. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus. Participants may also use the website to complete the IPO Questionnaire, to place an IOI and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who previously submitted an IOI by the IOI deadline.

     The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

     o a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent;


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     o    a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

     o an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

     o an IPO Questionnaire to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser, which will be used to help Citigroup Global Markets Inc. determine whether, under the NASD rules, the potential purchaser is eligible to participate in the directed share program;

     o a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed share program);



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     o    a Form W-9 to be completed, signed and returned to Citigroup Global
          Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser's taxpayer identification and certification;

     o    a Lock-Up Agreement as described above; and

     o    a copy of the Preliminary Prospectus.

     A form of each of these documents (other than the Preliminary Prospectus) is provided as Annex B to this letter.

     As described in the directed share program materials attached to this letter, the Company and Citigroup Global Markets Inc. will assure that this directed share program offer is consistent with Rule 134 by:



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     o    Ensuring that each of the documents (other than the Preliminary
          Prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

     o Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the Registration Statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the time that the prospective purchaser's confirmation of his or her intention to purchase shares if given after the effective date of the Registration Statement.

     o Providing that a potential purchaser's submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any shares.



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     o    If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the Final Prospectus that meets the requirements of Section 10 of the Securities Act of 1933, as amended, which will contain the price of the offering and other information not included in the Preliminary Prospectus, and a written confirmation of the sale with respect to the shares.


PRO FORMA TRANSACTIONS - PAGE F-52

11. WE NOTE NUMEROUS REFERENCES TO ALLOCATIONS BASED UPON VALUATIONS PROVIDED BY AN INDEPENDENT APPRAISER. WHEN YOU MAKE REFERENCE TO AN INDEPENDENT APPRAISER, YOU MUST SPECIFICALLY IDENTIFY THAT APPRAISER AS AN EXPERT AND INCLUDE HIS CONSENT IN THE REGISTRATION STATEMENT. REFER TO RULE 436 OF REGULATION C AND ITEM 601(b) OF REGULATION S-K.

     In response to the Staff's comment, the Company has revised the disclosure in the prospectus on pages 96 and F-57 and will file the consent of the independent appraiser, Peter Ott & Associates, Inc., with the Fourth Amended Form S-1.


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     If you would like to discuss any of our responses to the comments, or if you would like to discuss any other matters, please telephone the undersigned at
(212) 880-6010 or Adam Armstrong at (416) 865-7336.



                                          Yours truly,
                                          /s/ Andrew J. Beck
                                          Andrew J. Beck

  AJB/mt

  cc:    Elias Vamvakas, OccuLogix, Inc.
         David Chaikof, Torys LLP
         Marjorie Sybul Adams, Piper Rudnick LLP